Exhibit 28.1

                                          FOR IMMEDIATE RELEASE
                                          JULY 21, 2000
                                          FOR ADDITIONAL INFORMATION
                                          CONTACT:  DARRELL E. BLOCKER
                                                    SR VICE PRESIDENT, CFO
                                                    (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES SECOND QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $505,000 ($0.32 per basic share) for the Company's second quarter ended June 30, 2000 compared to net income of $690,000 ($0.42 per basic share) for the second quarter ended June 30, 1999, a decrease in net income of 26.8% or a decrease of 23.8% per basic share. The current three months earnings represents an annualized return on average (ROA) of 0.79% and a return on average equity (ROE) of 7.77%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $185,000 decrease in second quarter earnings for June 30, 2000 compared with June 30, 1999 to additional provision for loan losses and contracted net interest income of $1,859,000 for the three months ended June 30, 2000 versus $1,964,000 for the comparable period in 1999. The income was unfavorably effected by the provision for loan loss expense during the second quarter 2000 of $191,000 compared to $35,000 for the same period in 1999 or a $156,000 increase in provision expense. This increase was due to the Board's regular review of the current reserves and loan portfolio. Income was also reduced by higher non-interest expenses of $1,163,000 for 2000 compared to $1,029,000 for 1999. This increased expense was primarily due to costs associated with employee benefit plans and increases in compensation, including additional staff needed to serve our customer needs.

Results for the first half of the year showed net interest income at $3.79 million for the six months ended June 30, 2000 compared to $3.85 million for the six months ended June 30, 1999, a 1.6% decrease. The net interest margin for the six months ended June 30, 2000 of 3.08% has decreased compared to the same period 1999 of 3.66%. This decrease is due to the interest costing liabilities repricing upward faster than the interest earning assets.

                                     -MORE-
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Net income for the first half of the year was $1.02 million (or $0.64 per basic share) compared to the first half of 1999's net income of $1.27 million (or $0.77 per basic share) a $248,000 (or $.13 per share) decrease. ROE for the six months ended June 30, 2000 was 7.90% compared to 10.03% for the same period of 1999, a decrease of 2.13%.

Total assets at June 30, 2000 of $255.9 million compared to December 31, 1999 assets of $254.7 million reflects a 0.40% increase. Asset growth at June 30, 2000 compared to December 31, 1999 was flat due to slow loan volume and an effort to reposition our liabilities.

Shareholder equity at June 30, 2000 was $26.4 million compared to $25.7 million at December 31, 1999. The buybacks of $235,000 of Treasury stock during that period and dividends paid partially reduced the increase from net income year to date in equity. These reductions help leverage the Company's remaining equity and tend to improve return on shareholder's equity.

The book value of NEIB's stock is $15.21 per share as of June 30, 2000 and the last reported trade of the stock in June was at $11.50 per share.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates. Loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -MORE-

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                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                           ASSETS                                   June 30,          December 31,
                                                                      2000               1999
                                                                    --------          ------------
Interest-earning cash and cash equivalents                     $       2,490,772  $       2,938,701
Noninterest earning cash and cash equivalents                          2,787,242          2,960,502
                                                              ------------------- -------------------
   Total cash and cash equivalents                                     5,278,014          5,899,203
Interest earning deposits in financial institutions                            -            100,000
Securities available for sale                                         33,173,189         33,192,217
Securities held to maturity estimated market value of
$420,147 and $456,511 at  June 30, 200 and
December 31, 1999                                                        420,147            456,511
Loans receivable, net of allowance for loan loss
June 30, 2000 $1,438,687 and December 31, 1999
$1,766,700                                                           208,697,189        208,394,576

Accrued interest receivable                                              893,818            839,967
Premises and equipment                                                 2,270,208          2,292,342
Investments in limited liability partnerships                          1,774,664          1,332,128
Other assets                                                           3,385,462          2,239,874
                                                              ------------------- --------------------
    Total Assets                                               $     255,892,691  $     254,746,818
                                                              =================== ====================

            LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                             126,360,813        143,211,593
Borrowed Funds                                                       102,020,577         84,753,919
Accrued interest payable and other liabilities                         1,144,133          1,126,007
                                                              ------------------- -------------------
    Total Liabilities                                                229,525,523        229,091,519
                                                              ------------------- -------------------

Retained earnings - substantially restricted                          26,367,168         25,655,299
                                                              ------------------- -------------------
    Total Liabilities and Shareholder's Equity                 $     255,892,691        254,746,818
                                                              =================== ===================

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                        CONSOLIDATED STATEMENTS OF INCOME

                                                           Three Months Ended                           Six Months Ended
                                                                June 30,                                    June 30,

                                                        2000               1999                       2000             1999
                                                        ----               ----                       ----             ----

Total interest income                           $    4,932,184     $     4,281,151           $     9,773,103    $    8,331,286
Total interest expense                               3,072,768           2,316,786                 5,985,317         4,482,998
                                                  -------------     ---------------            --------------     -------------
   Net interest income                          $    1,859,416     $     1,964,365           $     3,787,786    $    3,848,288
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Provision for loan losses                              191,250              34,500                   382,500           135,000
                                                  -------------     ---------------            --------------     -------------
   Net interest income after provision for
   Loan losses                                  $    1,668,166     $     1,929,865           $     3,405,286    $    3,713,288
-------------------------------------------------------------------------------------------------------------------------------
Total noninterest income                               225,188             208,169                   454,685           397,460
                                                  -------------     ---------------            --------------      ------------
Total noninterest expenses                           1,163,486           1,029,313                 2,332,700         2,060,716
-------------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses             $      729,868     $     1,108,721           $     1,527,271    $    2,050,032
-------------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                    225,270             418,680                   503,698           778,967
                                                  -------------     ---------------            --------------     -------------
     Net Income                                 $        504,598   $       690,041           $     1,023,573    $    1,271,065
================================================================================================================================

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                             SELECTED FINANCIAL DATA

                                                        Three Months Ended        Six Months Ended
                                                            June 30,                  June 30,
                                                        2000         1999         2000        1999
                                                        ----         ----         ----        ----

Basic Earnings per share                                0.32         0.42         0.64        0.77
Dilutive Earnings per share                             0.31         0.42         0.63        0.75
Net interest margin                                     3.03         3.62         3.08        3.66
Return on average assets                                0.79%        1.22%        0.80%       1.16%
Return on average equity                                7.77%       10.88%        7.90%      10.03%

                                                                                     At June 30
Total non-performing assets as a percentage
of total assets                                                                   0.71%       0.52%

Stockholders' equity as a % of total assets                                      10.30%      10.64%
Book value per share                                                            $15.21      $14.15